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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires: September 30, 1998
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

- ----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Hilal Capital Partners LLC
- ---------------------------------------------------
   (Last)          (First)              (Middle)

   c/o Hilal Capital Management LLC
   60 East 42nd Street, Suite 1946
- ----------------------------------------------------
                   (Street)

   New York        New York                 10165
- ----------------------------------------------------
   (City)           (State)               (Zip)


- ----------------------------------------------------------------------------
2. Date of Event Requiring Statement (Month/Day/Year)

     07/15/99
- ----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)

- ----------------------------------------------------------------------------
4. Issuer Name and Ticker or Trading Symbol

   Visible Genetics Inc.  (VGIN)
- ----------------------------------------------------------------------------

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [X] Other (Specify below)

May be deemed a member of a group owning more than 10% of Issuer's Common
Stock

- ----------------------------------------------------------------------------
6. If Amendment, Date of Original (Month/Day/Year)

- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

   [x] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------
1. Title of Security 2. Amount of     3. Ownership      4. Nature of Indirect
   (Instr. 4)           Securities       Form:             Beneficial
                        Beneficially     Direct (D)        Ownership
                        Owned            or Indirect       (Instr. 5)
                        (Instr. 4)       (I) (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  Common Stock            14,458             I            See Note 1
------------------------------------------------------------------------------
  Common Stock            47,979             I            See Note 1
------------------------------------------------------------------------------

------------------------------------------------------------------------------


* If the Form is filed by more than one Reporting Person, SEE instruction 5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)
                                                                        (Over)
                                                               SEC 1473 (7-96)

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------
1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount
   (Instr. 4)                       Expiration Date          of Securities
                                    (Month/Day/Year)         Underlying
                                 -----------------------     Derivative
                                     Date     Expiration     Security
                                 Exercisable      Date       (Instr. 4)
                                                          --------------------
                                                            Title  Amount or
                                                                   Number of
                                                                    Shares
------------------------------------------------------------------------------
------------------------------------------------------------------------------
 Warrants                        Anytime     07/08/2003  Common Stock   21,285
------------------------------------------------------------------------------
 Warrants                        Anytime     07/08/2003  Common Stock   54,088
------------------------------------------------------------------------------
 Warrants                        Anytime     04/30/2003  Common Stock   28,813
------------------------------------------------------------------------------
 Warrants                        Anytime     09/29/2003  Common Stock   17,400
------------------------------------------------------------------------------
 Warrants                        Anytime     04/29/2006  Common Stock   11,784
------------------------------------------------------------------------------
 Warrants                        Anytime     04/30/2003  Common Stock   72,728
------------------------------------------------------------------------------
 Warrants                        Anytime     09/29/2003  Common Stock   42,960
------------------------------------------------------------------------------
 Warrants                        Anytime     04/29/2006  Common Stock   28,683
------------------------------------------------------------------------------
 Class A Convertible
    Preferred Stock              Anytime        N/A      Common Stock   51,919
------------------------------------------------------------------------------
 Class A Convertible
    Preferred Stock              Anytime        N/A      Common Stock  131,970
------------------------------------------------------------------------------




FORM 3 (continued)

4. Conversion or   5. Ownership Form of       6. Nature of Indirect
   Exercise Price     Derivative Security:       Beneficial Ownership
   of Derivative      Direct (D) or              (Instr. 5)
   Security           Indirect (I) (Instr. 5)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
     $12.60                  I                      See Note 2
------------------------------------------------------------------------------
     $12.60                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $17.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $10.00                  I                      See Note 2
------------------------------------------------------------------------------
     $17.00                  I                      See Note 2
------------------------------------------------------------------------------
     $11.00                  I                      See Note 3
------------------------------------------------------------------------------
     $11.00                  I                      See Note 3
------------------------------------------------------------------------------



**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Explanation of Responses:

Note 1 The Shares to which this note relates are held by Hilal Capital, L.P. ("HCLP") (14,458 shares) or Hilal Capital QP, LP ("HCQP") (47,979 shares). The undersigned is the sole general partner of HCLP and HCQP. In accordance with Instruction 5(b)(iv) the entire amount of the Issuer's securities held by HCLP and HCQP is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's securities to which this Form relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to securities representing the undersigned's pro-rata partnership interest in, and interest in the profits of, HCLP and HCQP.

Note 2 The warrants to which this note relates are held by HCLP (78,782 warrants) or HCQP (198,459 warrants). The undersigned is the sole general partner of HCLP and HCQP. In accordance with Instruction 5(b)(iv) the entire amount of the issuer's warrants held by HCLP and HCQP is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's warrants to which this Form relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to warrants representing the undersigned's pro rata partnership interest in, and interest in the profit of HCLP and HCQP.

Note 3 The preferred stock to which this note relates is held by HCLP (571 shares, convertible into 51,919 shares of Common Stock) or HCQP (1452 shares, convertible into 131,970 shares of Common Stock). The undersigned is the sole general partner of HCLP and HCQP. In accordance with Instruction 5(b)(iv) the entire amount of the issuer's warrants held by HCLP and HCQP is reported herein. The undersigned disclaims any beneficial ownership of any of the Issuer's preferred stock to which this Form relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except as to preferred stock representing the undersigned's pro rata partnership interest in, and interest in the profit of HCLP and HCQP.

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

DATED:  07/26/99

                                       Hilal Capital Partners LLC

                                      /s/Peter K. Hilal
                                      ---------------------------
                                      Peter K. Hilal, MD
                                      Managing Member

                                      Date:  July 26, 1999